UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

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Under the Securities Exchange Act of 1934

(Amendment No. __)*

FLEXSHOPPER, INC.

(Name of Issuer)

Common stock

(Title of Class of Securities)

33939J105

(CUSIP Number)

Mr. Howard S. Dvorkin

c/o FlexShopper, Inc.

2700 N. Military Trail

Suite 200

Boca Raton, FL  33431

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

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December 27, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 4 pages)

CUSIP No. 33939J105	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS Howard S. Dvorkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,820,290 shares
		8	SHARED VOTING POWER 0 shares
		9	SOLE DISPOSITIVE POWER 2,820,290 shares
		10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,820,290 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 33939J105	13D	Page 3 of 4 Pages

Item 1.

Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share, of FlexShopper, Inc., a Delaware corporation (the “Issuer”).  The Issuer's principal executive offices are located at 2700 N. Military Trail, Suite 200, Boca Raton, FL  33431.

Item 2.

Identity and Background.

The Reporting Person is Howard S. Dvorkin.  Mr. Dvorkin's business address is 6360 NW 5 Way, Fort Lauderdale, FL  33309. The Reporting Person is the Manager of NRNS Capital Holdings, LLC (“NRNS”).

During the past five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was the Reporting Person a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a U.S. citizen.

Item 3.

Source and Amount of Funds or Other Consideration.

Working capital of each of NRNS and PITA Holdings LLC (“PITA”) as to each entity's ownership interest set forth below.

Item 4.

Purpose of Transaction.

All of the Issuer’s securities owned by each of NRNS and PITA were acquired for investment purposes only and are being held as a long-term investments. These securities were acquired prior to the Reporting Person becoming a member of the Issuer's Board of Directors.

On December 27, 2018 the Reporting Person was appointed to the Issuer's Board of Directors.

The Reporting Person does not have any current plans or proposals which relate to or would result in any matters set forth in Items 4(a) through 4(j) of Schedule 13D.

Item 5.

Interest in Securities of the Issuer.

The number of shares of the Issuer's common stock beneficially owned by the Reporting Person includes:

(i)	1,601,573 shares held of record by NRNS; and

(ii)	1,218,717 shares held of record by PITA.

The number of shares of common stock beneficially owned excludes (i) unvested options to purchase 6,000 shares granted to the Reporting Person by the Issuer as compensation for his services on the Issuer’s Board of Directors; and (ii) 753,697 shares which are issuable to NRNS upon the exercise of a common stock purchase warrant. Under the terms of the warrant, the holder may not exercise the warrant to the extent such exercise would cause the holder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of FlexShopper, Inc.’s then outstanding shares of common stock following such exercise. This limitation may be increased to 9.99% at the holder’s option upon 61 days notice to FlexShopper, Inc.

Mr. Dvorkin is the manager of NRNS Capital and in such position has the right to direct the vote and disposition of securities owned by NRNS Capital. Beta Investment Group, Inc., a Florida corporation (“Beta”), is the manager of PITA. Mr. Dvorkin is President of Beta and in such position has the right to direct the vote and disposition of securities owned by PITA. Mr. Dvorkin disclaims beneficial ownership of the securities held of record by each of NRNS and PITA except to the extent of his pecuniary interest therein.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None, except as to the limitation on NRNS’ ability to dispose of 753,697 shares of the Issuer's common stock set forth in Item 5 hereof.

Item 7.

Material to be Filed as Exhibits.

None.

CUSIP No. 33939J105	13D	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: January 30, 2019	/s/ Howard S. Dvorkin
Howard S. Dvorkin